Exhibit 97.1
Incentive-Based Compensation Recovery Policy
Applicability: American Water Works Company, Inc. (“Parent Company”), and its controlled subsidiaries (together, “American Water” or the “Company”)	Effective Date: 12/01/2023 ELT Sponsor: Executive Vice President, Chief Human Resources Officer Document Authors: Vice President, Chief SEC Counsel and Secretary, and Vice President, Total Rewards
I.PURPOSE
This Incentive-Based Compensation Recovery Policy (this “Policy”) has been adopted to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 10D-1 promulgated thereunder (“Rule 10D-1”), and Paragraph 303A.14 of the Listing Standards Manual of the New York Stock Exchange (“Paragraph 303A.14”), which require the recovery of certain Incentive-Based Compensation in the case of an accounting Restatement resulting from a material error in American Water’s consolidated financial statements. This Policy amends and supersedes in its entirety the Company’s “Clawback Policy” governing the recovery of incentive compensation, as adopted by the Board of Directors of the Company (the “Board”) on June 18, 2010 and shall be effective while the Company’s common stock is listed on a national securities exchange.
Terms used in this Policy and not otherwise defined shall have the meanings given to them in Part IX below.
II.POLICY STATEMENT; COVERED EXECUTIVES
Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 requires all public companies listed on national securities exchanges to adopt and maintain a policy to recover incentive-based compensation erroneously paid as a result of material noncompliance with accounting rules, as more specifically provided by rules promulgated by the SEC, including Rule 10D-1.
Rule 10D-1(b)(1)(i) requires the Policy to cover persons who serve or served as an executive officer of the Company at any time during the performance period for Incentive-Based Compensation. For avoidance of doubt, and to provide clarity and consistency between the terminology used in Rule 10D-1(d) and the Company’s usage of similar terminology, an “executive officer” as defined under this Policy shall be equivalent to an “officer” as defined under Section 16a-1(f) of the Exchange Act (a person also referred to as a “Section 16 officer”), which designation is currently utilized by the Board. All such persons described in this Part II shall collectively be referred to as “Covered Executives.”
Subsequent changes in a Covered Executive’s employment status, including retirement or termination of employment, do not affect the Company’s rights to recover Incentive-Based Compensation pursuant to this Policy. Notwithstanding the foregoing, Incentive-Based Compensation shall not be recovered under this Policy to the extent received by any person (i) before the date the person was determined by the Board to be a Section 16 officer of the Company; or (ii) who was not, at any time during the performance period for the Incentive-Based Compensation, a Section 16 officer of the Company.
III.RECOVERY OF INCENTIVE-BASED COMPENSATION
Recovery Based Upon a Restatement
In the event the Company is required to prepare a Restatement, the Company shall, as promptly as reasonably possible, recover any Incentive-Based Compensation erroneously received by a Covered Executive during the Recovery Period. The amount of erroneously received Incentive-Based Compensation will be the excess of the Incentive-Based Compensation received by the Covered Executive (whether in cash or shares) based on the erroneous data in the original financial statements over the Incentive-Based Compensation (whether in cash or in shares) that would have been received by the Covered Executive had it been based on the restated results, without respect to any tax liabilities incurred or paid by the Covered Executive.

For incentive-based compensation based on total shareholder return or Company stock price, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in a Restatement, the amount shall be based on the Company’s reasonable estimate of the effect of the Restatement on the applicable measure and the Company shall maintain documentation of the determination of that reasonable estimate and provide it to the Exchange.

Recovery Based Upon Misconduct
In the event that a Covered Executive commits an act of fraud, embezzlement, theft or other ethical misconduct (as determined by the Board in its sole discretion), and a Restatement by the Company is not required, the Company may seek to recover from such Covered Executive (i) any Incentive-Based Compensation received by such Covered Executive, and/or (ii) any other Company compensation received by such Covered Executive, which compensation is based upon a performance goal other than a financial reporting measure and received by the Covered Executive during either (x) the Recovery Period, or (y) another period of time following the date that the act or acts of misconduct occurred, all as determined by the Board.

Methods of Recovery
The Board shall determine, in its sole discretion, the method of recovering any Incentive-Based Compensation pursuant to this Policy. No recovery shall be required if (i) the Board determines that the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered, which determination must be made only after a reasonable and documented attempt by the Company to recover the Incentive-Based Compensation (with documentation of such reasonable attempt to recover to be provided to the Exchange); or (ii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to Company employees, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and U.S. Treasury regulations promulgated thereunder.

Other Actions
In addition to recovery of compensation as provided for in this Part III, the Board may take any and all other actions as it deems necessary, appropriate and in the Company’s best interest, including without limitation termination of a Covered Executive’s employment and initiating legal action against the Covered Executive.
IV.INDEMNIFICATION NOT PERMITTED
The Company shall not indemnify any current or former Covered Executive against the loss of erroneously awarded compensation, and shall not pay, or reimburse any Covered Executives for, premiums incurred or paid for any insurance policy to fund such Covered Executive’s potential recovery obligations.

V.REPORTING, DISCLOSURE AND MONITORING
The Company shall make all required disclosures and filings with the SEC with respect to this Policy in accordance with the requirements of the Federal securities laws.
VI.INTERPRETATION OF THIS POLICY
Any issue requiring an interpretation of this Policy must be discussed with Parent Company’s General Counsel, who will make a determination after consultation with the Chief Executive Officer, the Chief Financial Officer, the Chief Human Resources Officer, and the Chief SEC Counsel.
It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and Rule 10D-1 (or any successor statute or rule) and any other applicable rules or listing standards adopted by the SEC or the Exchange.
VII.AMENDMENT AND WAIVER
This Policy may only be amended with the approval of the Board upon the recommendation of the Executive Development and Compensation Committee of the Board. The Board may amend this Policy from time to time as it deems necessary to reflect changes in applicable regulations adopted by the SEC and/or listing standards adopted by the Exchange.
Compliance with this Policy cannot be waived.

VIII.NON-COMPLIANCE

Any Covered Executive who violates or circumvents this Policy may be subject to disciplinary action, up to and including termination of employment, in addition to other potential consequences resulting from their conduct that was a direct cause of, or resulted in, a recovery of compensation hereunder.

IX.DEFINITIONS
Terms or words used in this Policy and not otherwise defined shall have the meanings set forth below.

Exchange – the New York Stock Exchange or such other national securities exchange upon which the Company’s securities may be listed or traded.

Financial reporting measure – A financial reporting measure is a measure that is (i) determined and presented in accordance with the accounting principles used in preparing American Water’s financial statements, or (ii) derived wholly or in part from such measures. For purposes of this Policy, the term “financial reporting measure” includes American Water’s stock price and total shareholder return, whether expressed as an absolute or relative metric. A financial reporting measure need not be presented in the Company’s financial statements or included in an SEC filing. An accounting restatement shall not be a Restatement under this Policy if it involves the financial statements of an issuer (other than the Company) included as a member of a peer group used to determine Incentive-Based Compensation based on a relative total shareholder return metric.

Incentive-Based Compensation – For purposes of this Policy, the term “Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure.

For the avoidance of doubt, Incentive-Based Compensation does not include (i) annual base salary, (ii) “sign-on” bonuses or other compensation granted solely due to the commencement of employment with the Company, (iii) compensation based on completion of a specified period of employment or service, or (iv) compensation awarded based on subjective, non-financial, strategic or operational measures that are not financial reporting measures.

Received – For purposes of this Policy, Incentive-Based Compensation is deemed to be “received” in the fiscal period during which the financial reporting measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant may not occur until after the end of that fiscal period. Incentive-Based Compensation in the form of an equity award that vests solely upon the basis of a financial reporting measure performance condition will be deemed to be “received” in the fiscal period in which it vests.

For the avoidance of doubt, (i) with respect to the Company's Annual Performance Plan (APP) awards, Incentive-Based Compensation would be deemed to be received in the plan year for that APP award; and (ii) with respect to performance-based Long-Term Performance Plan (LTPP) awards issued on a three-year performance period, Incentive-Based Compensation would be deemed to be received with respect to the last fiscal year of the LTPP award’s performance period.

Recovery Period – shall mean the three completed fiscal years of the Company that occur on or after October 2, 2023, the effective date of the adoption of Paragraph 303A.14, and immediately preceding the date on which the Company is required to prepare a Restatement, which date is the earlier of (i) the date the Board, or a committee of the Board, such as the Audit, Finance and Risk Committee of the Board (or authorized officer(s) of the Company if Board or such committee action is not required) concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement; or (ii) a date that a court, regulator or other legally-authorized body directs the Company to prepare a Restatement. In addition to these last three completed fiscal years, the Recovery Period shall apply to any transition period of less than nine months that results from a change in the Company’s fiscal year within or immediately following those three completed fiscal years,

Restatement – an accounting restatement of the Company’s financial statements due to material noncompliance with any financial reporting requirement under the federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements (i) that is material to the previously issued financial statements, or (ii) that would result in a material misstatement if the error were corrected in the current period only or left uncorrected in the current period.

SEC – the U.S. Securities and Exchange Commission, or any successor agency.